Exhibit 99.1

Date: February 13, 2026
510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ELDORADO GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	March 03, 2026
Record Date for Voting (if applicable) :	March 03, 2026
Beneficial Ownership Determination Date :	March 03, 2026
Meeting Date :	April 07, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	284902509	CA2849025093

Sincerely,

Computershare

Agent for ELDORADO GOLD CORPORATION